

Mail Stop 3720

October 26, 2007

Via U.S. Mail and Fax
Mr. William R. Shane
Chief Financial Officer
Stonemor Partners L.P.
155 Rittenhouse Circle
Bristol, PA 19007

  RE: **Stonemor Partners L.P.**
     Forms 10-K and 10-K/A for the fiscal year ended December 31, 2006
     Filed March 19, 2007 and April 30, 2007, respectively
     File No. 0-50910

Dear Mr. Shane:

  We have reviewed your supplemental response letter dated September 25, 2007 as well as the above referenced filings and have the following comments. As noted in our comment letter dated July 20, 2007, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-K for the year ending December 31, 2006
Consolidated Statement of Operations

1. Please state separately your revenues and costs of revenue by goods and services. Refer to Rule 5-03 of Regulation S-X.

Pre-need Merchandise and Services, and Merchandise Trusts

2. We understand from your response to comment 4 why the sum of the amounts of the merchandise liability and the deferred merchandise trust revenue do not equal the amount of the merchandise trust. Tell us if you reconcile the amounts recorded in your merchandise trusts to the various associated liability accounts to ensure the accuracy and validity of the amounts reported. If so, please provide us this reconciliation for the total amount reported for merchandise trusts as of December 31, 2006. If not, please explain to us why you do not reconcile your trust accounts.

3. Please explain to us why the reported amounts of merchandise liability do not equal the amounts of deferred cost of goods sold.

Segment Reporting and Related Information

4. We note your response to prior comment 5. Please note that we generally presume that the way a company is disaggregated in its internal management reports is the way the CODM manages the business. We assume that the CODM will make use of all available information when making decisions about resources to be allocated and when assessing performance. We are perplexed by your statement that the CODM, the Chief Executive Group, "does not regularly review the operating performance of these regions in order to make decisions about resources or assess individual regional performance." It is unclear to us how an aggregate level evaluation would allow your CODM to be sufficiently informed to make resource allocation decisions and to assess performance. Please advise us and explain why the Chief Executive Group receives such voluminous reports by region, if not to assess performance and allocate resources.

5. Based upon our review of the financial information that you provide to your CODM, and in accordance with paragraph 10 of SFAS 131, it appears that you have nine operating segments. They include the following regions:
   - Northeast;
   - Eastern PA;
   - Central PA;
   - Western PA;
   - Mid-Atlantic;
   - Southern;
   - West Virginia;
   - Southern Virginia; and
   - Western.

   Please revise your segment disclosures accordingly. If you believe that certain operating segments are eligible for aggregation, please advise us in detail. In your response please separately address each operating segment that you would like to aggregate, and explain how it will be aggregated and how this aggregation fully complies with the guidance in paragraph 17 of SFAS 131, including the requirement that they have similar economic characteristics, i.e., gross margins.

6. Furthermore, please explain to us in detail the organizational and financial purpose of the Dignity II and III disaggregated financial information and why you believe it is not an operating segment in accordance with SFAS 131.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides all requested information. Please file your response letter on EDGAR. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director